EXHIBIT 99.1

Galapagos creates new warrant plans

Mechelen, Belgium; 10 April 2019, 22.01 CET; regulated information -- Galapagos NV (Euronext & NASDAQ: GLPG) announced today that its board of directors created 2,070,000 warrants under new warrant plans for the benefit of the employees, directors, and a consultant of the company and its subsidiaries.

On 10 April 2019, the board of directors of Galapagos approved "Warrant Plan 2019 RMV," intended for the employees of its French subsidiary, Galapagos SASU, and "Warrant Plan 2019", intended mainly for the employees of the company and its subsidiaries, and for directors and an independent consultant of the company, within the framework of the authorized capital. Under these warrant plans, 2,070,000 warrants were created, subject to acceptances, and offered to the beneficiaries of the plans.

The offer of warrants to directors remains subject to approval of the annual shareholders' meeting of 30 April 2019.

The warrants have an exercise term of eight years as of the date of the offer and have an exercise price of €95.11 (the average closing price of the share on Euronext Amsterdam and Brussels during the thirty days preceding the date of the offer). The warrants are not transferable and in principle cannot be exercised prior to 1 January 2023. Each warrant gives the right to subscribe to one new Galapagos share. Should the warrants be exercised, Galapagos will apply for the listing of the resulting new shares on a regulated stock market. The warrants as such will not be listed on any stock market.

Galapagos' total share capital currently amounts to €295,407,803.81; the total number of securities conferring voting rights is 54,614,791, which is also the total number of voting rights (the "denominator"), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (warrants) to subscribe to not yet issued securities conferring voting rights is 4,467,412, which equals the total number of voting rights that may result from the exercise of these warrants, and excludes the 2,070,000 warrants of Warrant Plan 2019 and Warrant Plan 2019 RMV, which were created subject to acceptance. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784
ir@glpg.com

Media:
Carmen Vroonen
Senior Director Communications & Public Affairs
+32 473 82 48 74

Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.